Delisting Determination,The Nasdaq Stock Market, LLC,
June 5, 2007, SAFLINK Corporation. The Nasdaq Stock Market,
LLC (the Exchange) has determined to remove from listing the common stock of SAFLINK Corporation (the Company), effective at the opening of business on June 15, 2007.
Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange as it failed to comply with the following Marketplace Rule: 4310(c)(04).
The Company was notified of Staffs determination on December 12, 2006. The Company requested a review of the Staffs determination before the Listing Qualifications
Hearings Panel. Upon review of the information provided by the Company,the Panel determined that the Company did not qualify for inclusion on the Exchange based on its failure to comply with the following Marketplace
Rule: 4310(c)(04).The Company was notified of the Panels decision on March 16, 2007 and trading in the Companys securities was suspended on March 20, 2007.
The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review
Council. The Listing Council did not call the matter for review. The Panels Determination to delist the Company became final on April 30, 2007.